Actions Semiconductor Reports Fourth Quarter and Fiscal Year 2011 Results
Annual Revenue Increases 26% Year-Over-Year

ZHUHAI, China, January 19, 2012 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today reported its financial results for the fourth quarter and fiscal year ended December 31, 2011.

All financial results are reported on a U.S. GAAP basis.

Revenue for the fourth quarter of 2011 was $12.3 million, as compared to revenue of $15.3 million for the third quarter of 2011, and $10.7 million for the fourth quarter of 2010.  Revenue for the year ended December 31, 2011 was $47.5 million, compared to revenue of $37.6 million for the year ended December 31, 2010.

Net loss attributable to Actions Semiconductor's shareholders for the fourth quarter of 2011 was $0.11 million or $0.00 per ADS. This compares to net income attributable to Actions Semiconductor's shareholders of $2.6 million or $0.04 per ADS, for the third quarter of 2011, and net loss attributable to Actions Semiconductor's shareholders of $0.15 million or $0.00 per ADS, for the fourth quarter of 2010.  Net income for the full year of 2011 was $3.1 million, compared to net income of $0.4 million reported for the full year 2010.  Net income per ADS was $0.04 for 2011, compared to net income per ADS of $0.01 reported for the full year 2010.

Actions Semiconductor reported gross margin of 37.6% for the fourth quarter of 2011, compared to gross margin of 40.6% for the third quarter of 2011, and 37.1% for the fourth quarter of 2010. The Company ended the year with $33.2 million in cash and cash equivalents.  Trading securities, and marketable securities, current and non-current, were $187.4 million at the end of the year.

Since the share repurchase program commenced in 2007, the Company has invested approximately $41.4 million in repurchasing its shares. As of December 31, 2011, approximately 17.7 million American Depositary Shares (ADSs) were repurchased.

“Our revenue for the fourth quarter was in line with expectations and reflects the current demand environment in our end markets,” stated Dr. Zhenyu Zhou, CEO of Actions Semiconductor.  “We were pleased to see an increase in shipments of our higher end solutions including our high definition (HD) products.

“In 2011, we made progress on a number of financial metrics, growing revenues by 26% and improving profitability.  We maintained our strong leadership position in mainstream portable video and portable audio products, such as automotive/boom box products, while gaining traction in new high end market categories, such as gaming and HD products.  Importantly, we believe we have developed a solid platform for continued growth in targeting high end applications.

“As we enter 2012, we expect to maintain a leading position in our established end markets with our current audio and video product portfolio.  At the same time, we will focus on advancing our product mix to include even more high end, network enabled devices,” concluded Dr. Zhou.

Business Outlook
The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

For the first quarter of fiscal year 2012 ending March 31, 2012, Actions Semiconductor estimates revenue in the range of $9 to $10 million, gross margin of approximately 38%.

Conference Call Details
Actions Semiconductor's fourth quarter and fiscal year 2011 teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Thursday, January 19, 2012. To participate in the live call, analysts and investors should dial 877-941-1427 (within U.S.) or 480-629-9664 (outside U.S.) at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company's website at www.actions-semi.com.  An audio replay of the call will be available to investors through January 29, 2012 by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering access code 4504471.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning signs of positive indicators in the industry for next year, growth in the market driven by continued proliferation of applications within the PMP market and incremental rebound of overall demand for these products, Actions Semiconductor's belief that it is positioned to capture some upside from these trends, and Actions Semiconductor's future expectations with respect to revenue, gross margin, operating expenses and share-based compensation expense.  Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Lisa Laukkanen	Edward Chen
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	edward@actions-semi.com
415-217-4967	+86-756-3392353*1110

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED BALANCE SHEET
(in thousands of U.S. dollars)

	At December 31,	At September 30,	At December 31,
	2011	2011	2010
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	33,207	70,653	42,872
Time deposits	-	-	34
Marketable securities ($nil, $nil and $14,296 carried at fair value as of December 31, 2011, September 30, 2011 and December 31, 2010, respectively)	186,890	136,321	164,336
Trading securities	530	526	535
Accounts receivable, net	2,794	2,541	1,844
Amount due from a related party	9	321	559
Amount due from equity method investees	64	81	104
Inventories	7,477	8,353	4,832
Prepaid expenses and other current assets	1,675	2,874	3,242
Deferred tax assets	430	318	399
Total current assets	233,076	221,988	218,757

Investment in equity method investees	14,246	14,578	6,401
Other investments	17,334	17,331	2,764
Marketable securities	-	15,264	24,831
Rental deposits	49	49	40
Property, plant and equipment, net	32,939	31,244	24,604
Land use right	1,593	1,598	1,554
Acquired intangible assets, net	9,859	4,959	4,318
Deposit paid for acquisition of intangible assets	-	1,100	2,408
Deferred tax assets	27	43	88
Goodwill	-	-	468
TOTAL ASSETS	309,123	308,154	286,233

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	4,374	7,491	2,850
Accrued expenses and other current liabilities	8,605	5,270	7,247
Short-term bank loan	12,000	12,000	-
Other liabilities	1,954	1,712	2,502
Income tax payable	189	451	140
Deferred tax liabilities	295	239	446
Total current liabilities	27,417	27,163	13,185

Other liabilities	458	-	83
Payable for acquisition of intangible assets	153	-	-
Deferred tax liabilities	2,840	2,786	2,286
Total liabilities	30,868	29,949	15,554
Equity:
Ordinary shares	1	1	1
Additional paid-in capital	20,600	20,945	24,252
Accumulated other comprehensive income	32,589	32,081	24,420
Retained earnings	225,086	225,198	222,032
Total Actions Semiconductor Co., Ltd. shareholders' equity	278,276	278,225	270,705
Noncontrolling interest	(21)	(20)	(26)
Total equity	278,255	278,205	270,679
TOTAL LIABILITIES AND EQUITY	309,123	308,154	286,233

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
(in thousands of U.S. dollars, except number of shares and per share amounts)

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues:
Third-parties:
System-on-a-chip products	12,036	8,731	41,385	29,939
Semiconductor product testing services	58	44	317	151
	12,094	8,775	41,702	30,090
Related-parties:
System-on-a-chip products	199	1,960	5,783	7,495
Total revenues	12,293	10,735	47,485	37,585
Cost of revenues:
Third-parties:
System-on-a-chip products	(7,513)	(5,596)	(25,454)	(18,521)
Semiconductor product testing services	(34)	(24)	(176)	(81)
	(7,547)	(5,620)	(25,630)	(18,602)
Related-parties:
System-on-a-chip products	(127)	(1,127)	(3,367)	(4,325)
Total cost of revenues	(7,674)	(6,747)	(28,997)	(22,927)
Gross profit	4,619	3,988	18,488	14,658
Other operating income	227	22	1,523	966
Operating expenses:
Research and development	(5,984)	(4,425)	(22,086)	(17,325)
General and administrative	(2,468)	(2,204)	(8,786)	(8,125)
Selling and marketing	(307)	(420)	(1,195)	(1,208)
Impairment on goodwill and intangible assets	-	-	(888)
Total operating expenses	(8,759)	(7,049)	(32,955)	(26,658)
Loss from operations	(3,913)	(3,039)	(12,944)	(11,034)
Other income	270	794	4,261	2,348
Dividend income from an other investment	457	-	889	-
Investment income from an other investment	-	-	268	-
Fair value change in trading securities	1	1	4	(2)
Gain on disposal of other investment	-	-	-	137
Interest income	3,494	2,503	12,668	9,608
Interest expense	(52)	-	(144)	-
Income before income taxes, share of net loss of equity method investees and noncontrolling interest	257	259	5,002	1,057
Income tax expense	(33)	(86)	(830)	(422)
Share of net loss of equity method investees	(337)	(357)	(1,113)	(781)
Remeasurement gain on equity interest on acquisition of a subsidiary	-	-	-	494
Net (loss) income	(113)	(184)	3,059	348
Less: Net loss (income) attributable to noncontrolling interest	1	32	(5)	36
Net (loss) income attributable to Actions Semiconductor Co.,Ltd.	(112)	(152)	3,054	384

Net (loss) income attributable to Actions Semiconductor Co.,Ltd.
Basic (per share)	(0.000)	(0.000)	0.007	0.001

Diluted (per share)	(0.000)	(0.000)	0.007	0.001

Basic (per ADS)	(0.002)	(0.002)	0.044	0.005
Diluted (per ADS)	(0.002)	(0.002)	0.042	0.005

Weighted-average shares used in computation:
Basic	414,831,816	430,634,573	417,116,080	438,401,072
Diluted	414,831,816	430,634,573	432,599,640	454,546,987

Weighted-average ADS used in computation :
Basic	69,138,636	71,772,429	69,519,347	73,066,845
Diluted	69,138,636	71,772,429	72,099,940	75,757,831

Note: Stock compensation recorded in each
expense classification above is as follows:
Research and development	475	(159)	1,449	1,067
General and administrative	139	(64)	393	404
Selling and marketing	19	(12)	68	59
Cost of revenues	1	2	18	2

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)
	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2011	2011	2010
	(unaudited)	(unaudited)	(audited)
Operating activities:
Net (loss) income	(113)	3,059	348
Adjustments to reconcile net (loss) income to net cash provided by
Operating activities:
Depreciation of property, plant and equipment	593	2,109	1,929
Land use right	9	36	33
Allowance for doubtful accounts receivable	-	-	(101)
Amortization of acquired intangible assets	594	1,803	1,901
Utilization of subsidy from local authorities of Shenzhen and Zhuhai, the People's Republic of China ("PRC")	-	(995)	(225)
Write down of inventories	-	232	378
Loss on disposal of property, plant and equipment	25	28	42
Loss on intangible of intangible assets	-	4	-
Gain on disposal of other investment	-	-	(137)
Impairment loss recognised in respect of goodwill	-	420	-
Impairment loss recognised in respect of Intangible assets	-	468	-
Share of net loss of equity method investees	337	1,113	781
Remeasurement gain on equity interest on acquisition of a subsidiary	-	-	(494)
Equity compensation	634	1,928	1,532
Fair value change in trading securities	(1)	(4)	2
Deferred taxes	14	428	422
Changes in operating assets and liabilities:
Proceeds from disposal of trading securities	-	-	5
Purchase of trading securities	-	-	(470)
Accounts receivable	(253)	(947)	150
Amount due from a related party	312	550	(39)
Inventories	896	(2,632)	222
Amount due from an equity method investee	17	47	410
Prepaid expenses and other current assets	1,209	1,736	(1,326)
Accounts payable	(3,135)	1,310	(32)
Accrued expenses and other current liabilities	422	4,391	(1,680)
Income tax payable	(263)	45	14
Deposit paid for acquisition of land use right	-	-	(901)
Rental deposit paid	-	(8)	(1)
Net cash provided by operating activities	1,297	15,121	2,763

Investing activities:
Investment in an equity method investee	-	(9,676)	(5,606)
Proceeds from disposal of other investments	-	(13,727)	1,251
Proceeds from redemption of marketable securities	2,237	278,568	77,657
Purchase of marketable securities	(37,334)	(272,240)	(100,498)
Proceeds from disposal of property, plant and equipment	-	34	21
Purchase of property, plant and equipment	(1,691)	(14,329)	(8,851)
Purchase of intangible assets	(1,869)	(3,178)	(1,762)
Deposit paid for acquisition of intangible assets	-	-	(2,408)
Decrease in time deposits	-	34	28
Acquisition of a subsidiary, net of cash and cash equivalent acquired	-	-	(937)
Disposal of a subsidiary, net of cash and cash equivalent disposed	-	-	(10,110)
Net cash used in investing activities	(38,657)	(34,514)	(51,215)

Financing activities:
Raise of short-term bank loans	-	12,000	-
Receipt of amount due from a former subsidiary	-	-	11,020
Advance subsidy from local authorities of Shenzhen and Zhuhai, the PRC	695	711	302
Issuance of ordinary shares for share option plan	207	671	316
Repurchase of ordinary shares	(1,186)	(6,251)	(9,019)
Net cash (used in) provided by financing activities	(284)	7,131	2,619

Net decrease in cash and cash equivalents	(37,644)	(12,262)	(45,833)

Cash and cash equivalents at the beginning of the period	70,653	42,872	87,706

Effect of exchange rate changes on cash	198	2,597	999
Cash and cash equivalents at the end of the period	33,207	33,207	42,872